111 Congress Avenue, Suite 1700
Austin, Texas 78701
512.320.9200 Phone
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andrewskurth.com

December 3, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	LDR Holding Corporation

Registration Statement on Form S-3

Filed on November 5, 2014

File No. 333-199882

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, LDR Holding Corporation (the “Company”), in response to comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 25, 2014 relating to the above-referenced filing (the “Filing”). The Company is concurrently filing an amended registration statement on Form S-3, which incorporates changes made in response to the Staff’s comments (“Amendment No. 1” and, the Filing as so amended by Amendment No. 1, the “Registration Statement”).

For the convenience of the Staff, we have reproduced the Comments in italicized, bold type and followed each Comment with the Company’s response. Except as otherwise specifically indicated, page references correspond to the pages of Amendment No. 1.

Information Incorporated by Reference, page 36

1.	Please revise to incorporate specifically any reports filed subsequent to the initial filing date of this registration statement, such as the Form 10-Q filed on November 6, 2014. For guidance, please refer to Item 123.05 of Securities Act Forms Compliance and Disclosure Interpretations, available on the Commission’s website.

Response: The Company has revised the disclosure on page 37 of the Registration Statement in response to the Staff’s Comment.

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Securities and Exchange Commission

Re: LDR Holding Corporation

December 3, 2014

2.	Please revise to incorporate by reference the description of the class of common stock that is contained in a registration statement filed under the Exchange Act of 1934. Refer to Item 12(a)(3) of Form S-3.

Response: The Company has revised the disclosure on page 37 of the Registration Statement in response to the Staff’s Comment.

Exhibits, page II-1

3.	We note the index states that certain exhibits, including the legal opinion to be filed as exhibit 5.1 and the indentures to be filed as exhibits 4.3 and 4.4, may be filed by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Exchange Act and incorporated by reference. Please file the opinion as well as the indentures, which may be open-ended, by means of a pre-effective amendment to the registration statement. For guidance, please refer to Item 212.19 of Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company has filed the legal opinion and forms of indentures as exhibits to the Registration Statement in response to the Staff’s Comment.

Securities and Exchange Commission

Re: LDR Holding Corporation

December 3, 2014

Please refer any questions to the undersigned at (512) 320-9266.

Respectfully submitted,

Andrews Kurth LLP

/s/ Ted A. Gilman
Ted A. Gilman

cc:	Scott Way (LDR Holding Corporation)